American Funds Insurance Series
333 South Hope Street
Los Angeles, California 90071-1406
Phone (213) 486-9447

Steven I. Koszalka
Secretary

August 23, 2012

Ms. Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re:	American Funds Insurance Series (the “Series”)
File Nos. 811-03857 and 002-86838

Dear Ms. Samuel:

This letter is in response to oral comments received by Michael Triessl, Vice President and Associate Counsel at Capital Research and Management Company, from you on August 1, 2012 to the Series’ Post-Effective Amendment No. 57 to the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Series’ Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on September 17, 2011 (the “Amendment”).

1. Comment:  Please submit the completed fee tables and expense example tables for the Protected Asset Allocation Fund (the “Fund”) being added to the Series’ Registration Statement via correspondence.

Response:  Set forth below are the fee tables and expense example tables we expect to include for the Fund in the Class P1 shares and Class P2 shares prospectuses.

Class P1 shares prospectus

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	None
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.33
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.30
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.88
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.10
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	0.78

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least December 31, 2013, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example

The example below is intended to help you compare the cost of investing in Class P1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P1	$80	$271

Class P2 shares prospectus

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.33
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.30
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.13
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.10
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	1.03

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least December 31, 2013, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example

The example below is intended to help you compare the cost of investing in Class P2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P2	$105	$349

2. Comment:  Please disclose in the “Frequent trading of fund shares” section of the prospectus whether the Series has agreements in place with insurance companies requiring such insurance companies to disclose contractholder account information upon request.

Response:   We will include disclosure regarding such agreements in the Amendment.

3. Comment:  Please disclose in the “Valuing shares” section of the prospectus that orders for the Fund received by 4 p.m. New York time will be purchased or sold at that day’s net asset value.

Response:  We will include disclosure that requests received by the appropriate insurance company prior to 4 p.m. New York time and communicated by the insurance company to the Series or its agent will be purchased or sold at that day’s net asset value in the Amendment.

4. Comment:  Please clarify in the example in the second paragraph of the “Price of shares” section of the statement of additional information that a security traded on the New York Stock Exchange will be priced at its closing price and not at 4 p.m. New York time if the exchange closes early.

Response:  We will include disclosure clarifying that if the New York Stock Exchange closes early, securities traded on the exchange would be valued at their closing price unless the investment adviser determines that a fair value adjustment is appropriate due to a subsequent event in the Amendment.

5. Comment:  Please consider Item 11(c) of Form N-1A in relation to the “Purchase and redemption of shares” section of the prospectus.

Response:  We note that General Instruction C.3(d)(i)(C) of Form N-1A allows a fund to modify or omit, if inapplicable, the information required by Item [11(c)] for funds used as investment options for a variable contract as defined in section 817(d) of the Internal Revenue Code, if covered in a separate account prospectus.  We have, however, clarified the disclosure in the Amendment to note that the funds are only offered to insurance company separate accounts or master feeder funds as underlying investment options for variable annuity contracts and variable life insurance policies.

6. Comment:  Please verify that under “Other fund information” on the back cover of the prospectus the Fund is offered to insurance company separate accounts funding both variable annuity contracts and variable life insurance policies.

Response:  We will correct the disclosure to include ‘variable life insurance policies’ in the Amendment.

7. Comment:  Please consider whether or not the Fund should include disclosure about the risks of investing in sub-prime mortgages or mortgage-backed securities under “Certain investment limitations and guidelines” section of the statement of additional information.

Response:  We have determined that investing in sub-prime mortgages or mortgage-backed securities is not a strategy employed by the underlying fund that would necessitate such disclosure.

8. Comment:  Please clarify under the “Trustee compensation” section of the statement of additional information whether compensation is paid by the Series to anyone other than the Independent Trustees.

Response:  We will disclose that other than the Independent Trustees, all other officers and trustees of the Series are trustees, officers or employees of the investment adviser or its affiliates, and, therefore are not compensated by the Series.

9. Comment:  Please note that Item 17(a) of Form N-1A only requires disclosure of a Trustee’s other current directorships.

Response:  As discussed, we believe that including other directorships held by Trustees during the past 5 years, while notating which are currently held, is helpful and relevant disclosure for a shareholder with respect to a Trustee’s experience.

10. Comment:  Please identify the fund’s custodian, outside counsel and auditor by name since they are disclosed in the “Disclosure of portfolio holdings” section of the statement of additional information as receiving fund portfolio information prior to it being publicly available for legitimate business and fund oversight purposes.

Response:  We will cross-reference to the “General information” section of the statement of additional information which contains the names of these entities in the Amendment.

11. Comment:  Please disclose in the “Voting rights” section of the statement of information that fund shares held directly by an insurance company, if any, will  be voted in proportion to the voting instructions received by all separate accounts.

Response:  We will include the requested disclosure in the Amendment.

Finally, as requested, the Series acknowledges:

•
Should the Commission or the staff, acting pursuant to delegated authority, allow the Series’ filing to go automatically effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Series from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Series may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.  If you have any questions please do not hesitate to contact me at (213) 486-9447 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka
Secretary